DLA Piper llp (us) The Marbury Building 6225 Smith Avenue Baltimore, Maryland 21209-3600 www.dlapiper.com Wm. David Chalk david.chalk@dlapiper.com T 410.580.4120 F 410.580.3120
FOIA CONFIDENTIAL TREATMENT REQUESTED
June 8, 2009
Via Email (durum@sec.gov)
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Melissa Campbell Duru, Special Counsel

Re:	PHH Corporation Soliciting Materials on Schedule 14A filed May 22, 2009 and June 2 and 3, 2009 File No. 1-07797
Dear Ms. Duru:
We have received your comment letter dated June 3, 2009 (the “Comment Letter”) in connection with your review of PHH Corporation’s (the “Company”) Soliciting Materials on Schedule 14A filed on May 22, 2009 (the “May 22 Soliciting Materials”), June 2 (the “June 2 Soliciting Materials”) and June 3, 2009 (the “June 3 Soliciting Materials”).
Because of the sensitive nature of information contained in this response letter (this “Letter”), this Letter is accompanied by a request for confidential treatment (the “Request”) for selected portions of this Letter to the Office of Freedom of Information and Privacy Act (the “FOIA Office”) pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For your reference, we have enclosed herewith a copy of the Request in the attached Exhibit A. The copy of this Letter filed via EDGAR has been marked to show the redacted portions and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Letter, (b) the documents accompanying the Letter and (c) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY PHH CORPORATION
Melissa Campbell Duru
U.S. Securities and Exchange Commission
June 8, 2009

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by PHH Corporation” and each page is marked for the record with the identifying numbers and code “A-001” through “A-0017.”
Pursuant to Rule 83, the Request (but not this Letter) is being delivered to the Commission’s FOIA Office.
This Letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.
Soliciting Materials filed May 22, 2009
1.	Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy material, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to projected second quarter results, including earnings per share.

Where the basis of support is filings you have previously made or other documents please identify such documents. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
Response:
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2. The headings and bullet points on page 51 should be characterized as your opinion or belief as opposed to being presented as a fact. Further, a reasonable basis for any such opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, please provide us with support for the statement that “[c]hanges to the PHH Board are not needed’’. Also, in future filings please characterize such statements as your opinion and set forth the support for the assertions being made.
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY PHH CORPORATION
Melissa Campbell Duru
U.S. Securities and Exchange Commission
June 8, 2009

Response:
* * *
Soliciting Materials filed June 2, 2009
3. Please provide us with copies of the RiskMetrics and Glass Lewis reports.
Response:
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Soliciting Materials filed June 3, 2009
4.	We note the references in the presentation to the projected annualized production segment profit sensitivity. Also, you make predictions regarding future profits for 2009 on pages 27 and 33. Please see our previous comment and provide the support referenced above.
Response:
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Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY PHH CORPORATION
Melissa Campbell Duru
U.S. Securities and Exchange Commission
June 8, 2009

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 580-4120 should you have any questions concerning this letter or require further information.
Very truly yours,
DLA PIPER LLP (US)

/s/ Wm. David Chalk Wm. David. Chalk Partner
Enclosure

cc:	A. B. Krongard, Non-Executive Chairman of the Board Terence W. Edwards, President and Chief Executive Officer William F. Brown, Senior Vice President, General Counsel and Secretary
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

CONFIDENTIAL TREATMENT REQUESTED BY PHH CORPORATION
Melissa Campbell Duru
U.S. Securities and Exchange Commission
June 8, 2009

EXHIBIT A
* * *
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

EXHIBIT B
* * *
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

EXHIBIT C
* * *
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

EXHIBIT D
* * *
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

EXHIBIT E
* * *
Confidential Treatment Requested by PHH Corporation

* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

EXHIBIT F
* * *
Confidential Treatment Requested by PHH Corporation
A-0010
* * * — Information omitted and provided under separate cover to the Staff Pursuant to Rule 83